Exhibit 12

CLEAR CHANNEL WORLDWIDE HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Year Ended December 31,					Three Months Ended
	2012	2011	2010	2009	2008	March 31,
(dollars in thousands)	Post-Merger	Post-Merger	Post-Merger	Post-Merger	Combined	2013	2012
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$(267,142)	$100,486	$(44,882)	$(990,203)	$(3,140,428)	$(78,670)	$(60,908)
Distributed income (loss) from equity investees	46	3,190	2,332	3,317	15,548	-	-
Fixed charges	727,783	602,677	578,087	504,615	571,803	175,003	154,752
Total earnings	$460,687	$706,353	$535,537	$(482,271)	$(2,553,077)	$96,333	$93,844

Computation of fixed charges:
Interest expense	373,876	242,435	239,453	154,919	165,102	88,093	67,831
Portion of rent expense representative of interest	353,907	360,242	338,634	349,696	406,701	86,910	86,921
Total fixed charges	$727,783	$602,677	$578,087	$504,615	$571,803	$175,003	$154,752

Ratio of earnings to fixed charges	N/A	1.17	N/A	N/A	N/A	N/A	N/A